AGREEMENT AMONG JOINTLY INSURED PARTIES

THIS AGREEMENT is made as of August 8, 2011 by and among Old Field Fund, LLC and Old Field Master Fund, LLC (together, the “Funds”) (the Funds are collectively referred to as the “Insureds”).

WHEREAS, the Funds are named as Insureds under a Joint Insured Fidelity Bond (the “Bond”) issued to the parties hereto with a term August 23, 2011 to August 23, 2012 (the “Insurer”);

WHEREAS, the Insureds desire to establish (i) criteria by which recoveries under the Bond shall be allocated among parties and in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “Act”), and (ii) the basis on which additional investment companies for which Marwood Alternative Asset Management LLC (the “Adviser”) hereafter acts as adviser may be added as named Insured under the Bond;

NOW THEREFORE, it is hereby agreed as follows:

1.           In the event that the claims of loss of two or more Insureds under the Bond are so related that the insurer is entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 (b) under the Act.

2.           If the Insurer is willing to add as an Insured under the Bond an investment company not listed at the head of this agreement for which the Adviser hereafter is adviser, and such investment company may be included in the Bond pursuant to Rule 17g-1 under the Act, the Funds agree that (a) such addition may be made, provided that those Managers of each of the Funds who are not “interested persons” of such Fund shall approve such addition, and (b) such investment company may become a party to this agreement and be included within the terms “Fund” or “party,” provided that in each case (i) such investment company shall have executed and delivered to the Funds its written agreement to become a party hereto and be bound by the terms of this agreement, and (ii) the premium paid by each Fund thereafter would be no more than the premium of an individual policy for the Fund and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies taken by the jointly insured parties.

3.           The obligations of the Funds under this Agreement are not binding upon any of the Managers or holders of units of beneficial interest of any such Fund individually, but bind only the respective assets of each Fund.

This Agreement Among Jointly Insured Parties may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

OLD FIELD FUND, LLC

By: /s/ John Moore
Name: John Moore
Position: President

OLD FIELD MASTER FUND, LLC

By:/s/ John Moore
Name: John Moore
Position: President